SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

January 9, 2008

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
January 9, 2008

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated December 7, 2007.
2. News Release – dated December 19, 2007.
3. News Release – dated December 20, 2007.

Correspondence with Securities Commission(s)

4. Form 51-103F3 – Material Change Report – dated December 20, 2007.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

December 7, 2007

TSX Venture Exchange Symbol: **SUL**
Frankfurt Stock Exchange: **RZN**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ANNOUNCES PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that, subject to regulatory approval, Sultan will carry out a non-brokered private placement of units (the "Units") at a price of $0.35 per Unit. Each Unit is comprised of one (1) flow-through common share in the capital of Sultan, and one non-transferable non-flow-through share purchase warrant (the "Warrant"). Each Warrant will entitle the holder to purchase one additional common share of Sultan for a period of 24 months from closing, at an exercise price of $0.50 per share. If Sultan's common shares trade on the TSX Venture Exchange at or above $0.60 per common share for 20 consecutive trading days, Sultan has the option to accelerate the expiration of the Warrant by providing notice in writing to the holder of the Warrants, whereby the Warrants will expire within 30 days from the date of such written notice.

Sultan may pay a cash finder's fee equal to eight percent (8%) of the gross proceeds received by it from the sale of Units arranged by arm's length finders (the "Finders"), and may also grant to such Finders non-transferable warrants (the "Finder's Warrants") to purchase that number common shares of Sultan (the "Finder's Warrant Shares") as is equal to ten percent (10%) of the aggregate number of Units sold to eligible investors arranged by such Finder. Each Finder's Warrant issued in relation to the sale of Units is exercisable to acquire a Finder's Warrant Share, at a price of $0.50 per share for a period of 24 months from the closing date of the private placement. If Sultan's common shares trade at or above $0.60 per share for 20 consecutive trading days, Sultan has the option to accelerate the expiration of the Finder's Warrants by providing notice in writing to the Finders, whereby the Finder's Warrant will expire within 30 days from the date of such written notice.

All shares, warrants and any shares issued upon exercise of warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day from the date of closing. The gross proceeds from the sale of Units will be used for the exploration of Sultan's projects in Canada.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:

Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

December 19, 2007

TSX Venture Exchange Symbol: **SUL**
Frankfurt Stock Exchange: **RZN**
SEC 12g3-2(b): **82-4741**

SULTAN MINERALS COMPLETES PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that it has completed its previously announced non-brokered private placement of 3,803,000 units (the "Units") at a price of $0.35 per Unit for gross proceeds of $1.33 million. Each Unit is comprised of one (1) flow-through common share in the capital of Sultan, and one non-transferable non-flow-through share purchase warrant (the "Warrant"). Each Warrant entitles the holder to purchase one additional non-flow-through common share of Sultan at an exercise price of $0.50 per share until December 18, 2009, However, if Sultan's common shares trade on the TSX Venture Exchange at or above $0.60 per common share for 20 consecutive trading days, Sultan has the option to accelerate the expiration of the Warrant by providing notice in writing to the holder of the Warrants, whereby the Warrants will expire within 30 days from the date of such written notice.

Sultan paid cash finder's fees totalling $89,404.00 equal to eight percent (8%) of the gross proceeds received by it from the sale of Units arranged by arm's length finders (the "Finders"), and also issued to such Finders non-transferable warrants (the "Finder's Warrants") to purchase up to 319,300 common shares of Sultan (the "Finder's Warrant Shares") equal to ten percent (10%) of the aggregate number of Units sold to eligible investors arranged by such Finder. Each Finder's Warrant issued in relation to the sale of Units is exercisable to acquire a Finder's Warrant Share, at a price of $0.50 per share until December 18, 2009. However, if Sultan's common shares trade at or above $0.60 per share for 20 consecutive trading days, Sultan has the option to accelerate the expiration of the Finder's Warrants by providing notice in writing to the Finders, whereby the Finder's Warrant will expire within 30 days from the date of such written notice.

All shares, warrants and any shares issued upon exercise of warrants with respect to the above private placements are subject to a hold period and may not be traded until April 19, 2008. The gross proceeds from the sale of Units will be used for the exploration of Sultan's projects in Canada.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:

Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

December 20, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS DRILLS FIRST HOLE TO 1,800 FT ON KENA GOLD PROPERTY, BRITISH COLUMBIA

Vancouver, B.C. - **Sultan Minerals Inc.** (SUL - TSX-V) ("Sultan") is pleased to report that the first hole of its current drill program at its 100%-owned, 8,000 hectare Kena Gold Property in British Columbia, has been completed at a depth of 548 metres (1,800 feet). Favorable alteration, locally displaying disseminations of fine free gold, was observed from the top of the hole to a depth of 457 metres (1,500 feet). The drill core is being split and logged to be sent out for "rush" assaying.

The focus of the drill program is to expand the gold resource announced in the NI 43-101 report of June 2004 which recommended a $1.2 million exploration program. Of particular interest to Sultan is a 7.0 kilometre long gold soil anomaly located near the north end of the property. The soil anomaly encompasses the Gold Mountain and Kena Gold Zones, both of which host large porphyry gold deposits.

The objective of this first hole is to explore the depth extension of the Gold Mountain Zone where previous drilling has shown grades of greater than 1.0 g/t gold to extend as deep as 240 metres below surface. Sultan's geologists report that the present hole was collared in the gold bearing Silver King Porphyry and the formation persisted to a depth of 457 metres (1,500 feet). Favorable alteration, locally displaying disseminations of fine free gold, was observed over this entire interval. At a hole depth of 457 metres (1,500 feet) the hole intersected the unmineralized volcanics that form the east wall of the Gold Mountain Zone. The hole was stopped at a depth of 548 metres (1,800 ft).

Sultan's President and CEO, Arthur G. Troup, commented "We are very excited by the fact that this drill hole persisted in the favourable host rocks for 457 metres. Geological information gathered from this hole suggests that the mineralized zone is steeply dipping to the west where it may extend to much greater depths. The drill casing has been left in the hole and in 2008 Sultan hopes to re-enter the hole with directional drilling equipment to test the western down dip extension of the zone. "

The Kena Gold Property is located 60 kilometres northeast of the historic Rossland Mining Camp in southeastern, British Columbia. Rossland was BC's second largest gold camp, with historic production of 3.0 million ounces of gold.

All aspects of the Company's project exploration program are supervised by Linda Dandy, P.Geo., of P&L Geological Services and a Qualified Person under National Instrument 43-101, "Standards of Disclosure for Mineral Projects." The program is being carried out in conjunction with the ongoing drilling program at the nearby Jersey-Emerald molybdenum, tungsten and lead-zinc property.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P. Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Telephone: (604)687-4622 Fax: (604) 687-4212
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Catarina Cerqueira
Associate Account Manager
CHF Investor Relations
Phone: (416) 868-1079, Ext. 251
Email: catarina@chfir.com

This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.sultanminerals.com.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

December 19, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS COMPLETES PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that it has completed its previously announced non-brokered private placement of 3,803,000 units (the "Units") at a price of $0.35 per Unit for gross proceeds of $1.33 million. Each Unit is comprised of one (1) flow-through common share in the capital of Sultan, and one non-transferable non-flow-through share purchase warrant (the "Warrant"). Each Warrant entitles the holder to purchase one additional non-flow-through common share of Sultan at an exercise price of $0.50 per share until December 18, 2009, However, if Sultan's common shares trade on the TSX Venture Exchange at or above $0.60 per common share for 20 consecutive trading days, Sultan has the option to accelerate the expiration of the Warrant by providing notice in writing to the holder of the Warrants, whereby the Warrants will expire within 30 days from the date of such written notice.

Sultan paid cash finder's fees totalling $89,404.00 equal to eight percent (8%) of the gross proceeds received by it from the sale of Units arranged by arm's length finders (the "Finders"), and also issued to such Finders non-transferable warrants (the "Finder's Warrants") to purchase up to 319,300 common shares of Sultan (the "Finder's Warrant Shares") equal to ten percent (10%) of the aggregate number of Units sold to eligible investors arranged by such Finder. Each Finders Warrant issued in relation to the sale of Units is exercisable to acquire a Finder's Warrant Share, at a price of $0.50 per share until December 18, 2009. However, if Sultan's common shares trade at or above $0.60 per share for 20 consecutive trading days, Sultan has the option to accelerate the expiration of the Finder's Warrants by providing notice in writing to the Finders, whereby the Finder's Warrant will expire within 30 days from the date of such written notice.

All shares, warrants and any shares issued upon exercise of warrants with respect to the above private placements are subject to a hold period and may not be traded until April 19, 2008. The gross proceeds from the sale of Units will be used for the exploration of Sultan's projects in Canada.
For further information on the Company's projects, visit www.sultanminerals.com

Arthur G. Troup, P. Eng., Geological
President and CEO

For further information, please contact:

Marc Lee, Investor & Corporate Communications
Telephone: (604)687-4622 Fax: (604) 687-4212
Email: mlee@sultanminerals.com or info@sultanminerals.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

December 18, 2007

Item 3. **News Release**

Press releases were issued on December 19, 2007.

Item 4. **Summary of Material Change**

See attached press releases.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

December 20, 2007.

END